                                                      -------------------------
                                                            OMB APPROVAL
                                                      OMB NUMBER      3235-0145
                                                      EXPIRES:  AUGUST 31, 1991
                                                      ESTIMATED AVERAGE BURDEN
                                                      -------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.      3          )*
                                     -----------------

                                Ekco Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  282 636 109
                                 (CUSIP Number)

                              Jeffrey A. Weinstein
                                Ekco Group, Inc.
         98 Spit Brook Road, Suite 102, Nashua, NH 03062 (603)888-1212
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 8, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 pages
                                No Exhibit Index

CUSIP NO.  282 636 109                13D                 Page  2  of  9  Pages

  1          NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JEFFREY A. WEINSTEIN - Social Security No. ###-##-####

  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /

                                                                 (b) / /

  3          SEC USE ONLY



  4          SOURCE OF FUNDS

                  PF

  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                   / /

  6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

   NUMBER OF              7       SOLE VOTING POWER          503,962

   SHARES

   BENEFICIALLY           8       SHARED VOTING POWER              0

   OWNED BY

   EACH                   9       SOLE DISPOSITIVE POWER     407,745

   REPORTING

   PERSON                10       SHARED DISPOSITIVE POWER         0

   WITH

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  503,198


  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                  /x/


  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  2.7%

  14        TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

         This statement is being filed to amend the initial statement on
Schedule 13D filed by Jeffrey A. Weinstein on January 21, 1992, as amended by Amendment No. 1 on Schedule 13D filed by Jeffrey A. Weinstein on January 22, 1993, and by Amendment No. 2 on Schedule 13D filed by Jeffrey A. Weinstein on February 12, 1994 (the "Initial Statement"), in order to report the release from escrow of an additional 223,497 shares of common stock, $.01 par value of the Issuer, which may have been deemed beneficially owned by Jeffrey A. Weinstein. In his Initial Statement, Mr. Weinstein disclaimed beneficial ownership of all of the shares held in escrow. As a result of the release of the foregoing shares, Mr. Weinstein is the beneficial owner of less than five percent of the outstanding shares of capital stock of the Issuer, even if the shares remaining in escrow are deemed to be beneficially owned by Mr. Weinstein.


ITEM 1.          SECURITY AND ISSUER

         Title and Class of the Issuer's Equity Securities:

                 Common stock, $.01 par value per share of the Issuer ("Common Stock").

         Name and Address of the Principal Executive Offices of the Issuer:

                 Ekco Group, Inc.
                 98 Spit Brook Road, Suite 102
                 Nashua, New Hampshire 03062

ITEM 2.          IDENTITY AND BACKGROUND

                 (a)      Name:    Jeffrey A. Weinstein

                 (b)      Residence:       c/o Ekco Group, Inc.
                                           98 Spit Brook Road, Suite 102
                                           Nashua, New Hampshire 03062

                 (c)      Principal Occupation:

                                  Jeffrey A. Weinstein is Executive Vice
                                  President, Secretary and General Counsel of the Issuer.

                                  Address of the Issuer

                                  Ekco Group, Inc.
                                  98 Spit Brook Road, Suite 102
                                  Nashua, New Hampshire 03062

                                  Principal Business of the Issuer:

                                  The Issuer is a manufacturer of diversified brand-name consumer products which are marketed through mass merchant, supermarket and hardware stores. Its product lines include metal bakeware, kitchen tools and gadgets, non-poisonous household pest control products, plastic storage products, small animal care and control products, and brushes, brooms and mops.

                 (d)      Criminal Convictions:     None

                 (e)      Civil Proceedings:       None

                 (f)      Citizenship: United States of America


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 700,820 shares of capital stock of the Issuer which are the subject of this filing are owned as follows:

         (1) 172,119 shares of Common Stock are owned by Jeffrey A. Weinstein and were acquired by him through open market purchases over the last fifteen years, and through purchases made pursuant to the Issuer's stock plans, including its 1984 and 1985 Restricted Stock Plans, its 1984 Employees' Stock Purchase Plan and its 1987 Stock Option Plan. Of the foregoing shares, 30,708 shares are held in escrow, are subject to repurchase by the Issuer, and are subject to certain transfer restrictions pursuant to the terms of the 1984 and 1985 Restricted Stock Plans. The source of funds for these shares was Jeffrey A. Weinstein's personal funds;

         (2) 2,287 shares of Common Stock and 11,565 shares of Series B ESOP Convertible Preferred Stock ("ESOP Preferred Stock"), convertible one-for-one into Common Stock, are held for the benefit of Jeffrey A. Weinstein by the Trust of the Ekco Group, Inc. Employee Stock Ownership Plan (the "ESOP"). Such shares were acquired by Jeffrey A. Weinstein as a part of his compensation for his employment with the Issuer;

         (3) 317,991 shares of Common Stock represent the number of shares issuable to Jeffrey A. Weinstein upon the exercise of stock options granted to him by the Issuer, all of which are currently exercisable. Of such shares, 51,157 shares are subject to repurchase by the Issuer;

         (4) 6,000 shares are owned by Jeffrey A. Weinstein's minor children. Jeffrey A. Weinstein disclaims beneficial ownership of such shares;

         (5) 187,626 shares of Common Stock are registered in the name of Mr. Robert S. Frem. These shares were transferred by the Issuer to Mr. Frem pursuant to the terms of a Stock Purchase and Sale Agreement dated January 8, 1992, between the Issuer, Ekco Housewares, Inc. ("Housewares"), Frem Corporation ("Frem"), Robert S. Frem and Bruce S. Phillips (the "Stock Purchase Agreement") described in and attached as an Exhibit to the Issuer's Current Report on Form 8-K dated January 15, 1992. Pursuant to the terms of the Stock Purchase Agreement and a related Escrow Agreement, both of which were attached as Exhibits to the Initial Statement filed by Mr. Weinstein on January 21, 1992, an aggregate of 704,804 shares of Common Stock, registered in the names of Bruce S. Phillips and Robert
                 S. Frem, were to be held in escrow, and, Robert S. Frem and Bruce S. Phillips agreed to vote such shares (the "Restricted Shares"), during the period in which the Restricted Shares are subject to the terms of the Escrow Agreement, in accordance with the recommendation of the Issuer's Board of Directors, or in the absence of a recommendation, in the same proportion as the votes cast by all other holders of the Issuer's securities with respect to the matter. In order to effectuate this agreement with respect to the voting of the Restricted Shares, Robert S. Frem and Bruce S. Phillips granted an irrevocable proxy to Jeffrey A. Weinstein. Of the original 704,804 Restricted Shares, all have been released from escrow other than 187,626 Restricted Shares registered in the name of Robert
                 S. Frem. Jeffrey A. Weinstein has no economic interest in, nor the power to vote, the Restricted Shares which have been released from escrow, and no economic interest in the Restricted Shares which remain in escrow, and paid no consideration for them. Jeffrey A. Weinstein disclaims beneficial ownership of the Restricted Shares.

ITEM 4.          PURPOSE OF TRANSACTION

         The securities of which Jeffrey A. Weinstein acknowledges beneficial ownership were acquired by him as part of his compensation for services with the Issuer, and generally, in the ordinary course of his personal affairs.

         The acquisition of the Restricted Shares by Robert S. Frem occurred in connection with the acquisition of all of the issued and outstanding capital stock of Frem Corporation (the "Frem Shares") by the Issuer and Housewares pursuant to the terms of the Stock Purchase Agreement. As a part of the consideration for the Frem Shares, Robert S. Frem and Bruce S. Phillips acquired an aggregate total of 1,174,674 shares of Common Stock, including the Restricted Shares. Jeffrey A. Weinstein disclaims beneficial ownership of all shares of Common Stock registered in the names of Robert S. Frem and Bruce S. Phillips.

         With respect to both the shares of Common Stock of which Jeffrey A. Weinstein acknowledges beneficial ownership and those shares of which he disclaims beneficial ownership, Jeffrey A. Weinstein has no plans or proposals which relate to or would result in:

                 (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                 (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                 (d) Any change in the present board of directors or management of the Issuer, any change in the number or term of directors, or the filling of any existing vacancies on the board;

                 (e) Any material change in the present capitalization or dividend policy of the Issuer;

                 (f) Any other material change in the Issuer's business or corporate structure;

                 (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                 (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j) Any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of capital stock of the Issuer of which Jeffrey A. Weinstein acknowledges beneficial ownership is 503,962 (assuming the conversion of all shares of ESOP Preferred Stock and the exercise of all options). Mr. Weinstein has currently exercisable options to acquire 317,991 of these shares, of which 51,157 shares are subject to repurchase by the Issuer. These shares represent 2.7% of the outstanding shares of capital stock of the Issuer based on Mr. Weinstein's best knowledge and belief.

                 Jeffrey A. Weinstein disclaims beneficial ownership of 6,000 shares of Common Stock owned by his minor children.

                 On January 8, 1992, Jeffrey A. Weinstein was granted an irrevocable proxy to vote the 704,804 Restricted Shares for so long as such shares are held in escrow pursuant to, and solely in accordance with the terms of, the Stock Purchase Agreement and the Escrow Agreement, as described in Item 3. During the period from January 8, 1993 through March 8, 1995, an aggregate of 517,178 Restricted Shares were released from escrow pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement. Mr. Weinstein disclaims beneficial ownership of the 517,178 shares released from escrow and the remaining 187,626 Restricted Shares. Mr. Weinstein has no economic interest in such shares and paid no consideration for such shares.

         (b) Jeffrey A. Weinstein possesses sole voting power with respect to all of the 503,962 shares of capital stock of the Issuer of which he acknowledges beneficial ownership and sole dispositive power with respect to 408,245 of such shares. He possesses no dispositive power with respect to the 2,287 shares of Common Stock and 11,565 shares of ESOP Preferred Stock held by the Trust of the ESOP, the 30,708 shares subject to repurchase by the Issuer or the 51,157 shares covered by options which are subject to repurchase by the Issuer.

                 Jeffrey A. Weinstein possesses no voting or dispositive power with respect to the 6,000 shares of Common Stock owned by his minor children.

                 On January 8, 1992, Jeffrey A. Weinstein was granted an irrevocable proxy to vote the 704,804 Restricted Shares for so long as such shares are held in escrow pursuant to, and solely in accordance with the terms of, the Stock Purchase Agreement and Escrow Agreement, as described in Item 3. During the period from January 8, 1993 through March 8, 1995, an aggregate of 517,178 Restricted Shares were released from escrow pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement. Mr. Weinstein possesses no voting or dispositive power with respect to the 517,178 shares released from escrow. Mr. Weinstein possesses no dispositive power with respect to the remaining 187,626 Restricted Shares.

         (c) Inasmuch as Mr. Weinstein is no longer subject to the reporting requirements of Section 13(d) with respect to the shares of Common Stock beneficially owned by him, this question need not be answered.

         (d) Except for the shares of capital stock of the Issuer of which Jeffrey A. Weinstein acknowledges beneficial ownership and which are held by the Trust of the ESOP, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Jeffrey A. Weinstein.

         (e)     March 8, 1995.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         With respect to the 503,962 shares of capital stock of the Issuer of which Jeffrey A. Weinstein acknowledges beneficial ownership, and with respect to the 6,000 shares of Common Stock owned by the minor children of Jeffrey A. Weinstein, of which he disclaims beneficial ownership, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Jeffrey A. Weinstein and any person.

         With respect to the Restricted Shares, pursuant to the terms of the Stock Purchase Agreement and the Escrow Agreement, Jeffrey A. Weinstein holds an irrevocable proxy to vote the Restricted Shares during the time that they are subject to the terms of the Escrow Agreement. Such Irrevocable Proxy is limited to the voting of such shares in accordance with the Escrow Agreement which requires that the Restricted Shares which are in escrow from time to time shall be voted in accordance with the recommendation of the Board of Directors of the Issuer, or in absence of a recommendation, in the same proportion as the votes cast by all other holders of the Issuer's securities with respect to the matter. Except for such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Jeffrey A. Weinstein and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS *

Exhibit 1                         Stock Purchase and Sale Agreement
Exhibit 2                         Escrow Agreement
Exhibit 3                         Irrevocable Proxies


* Previously filed as Exhibits to the initial statement on Schedule 13D filed by Mr. Weinstein on January 21, 1992.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March  31, 1995                                    /s/ Jeffrey A. Weinstein
                                                   --------------------------
                                                   Jeffrey A. Weinstein